ARKEMA

December 5th, 2006

RECEIVED

2006 DEC 12 A 10:24

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Securities and Exchange Commission
Office of International Corporate Finance
100 F Street, N.E., Mail Stop 3628
Washington DC 20549
USA

06019130

Rule 12g3-2(b) Exemption
File No. 082-34965

SUPPL

Dear Sir or Madam,

Enclosed is information ARKEMA :

- made or is required to make public under French law;
- filed or is required to file with and which is made public by Euronext Paris; or
- distributed or is required to distribute to its shareholders.

This information is being furnished under Paragraph (b)(1)(i) of Rule 12g3-2 of the Securities Exchange Act of 1934, as amended ***(the Exchange Act)***, with the understanding that such information and documents will not be deemed "filed" with the U.S. Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter or the furnishing of such documents and information shall constitute an admission for any purpose that ARKEMA is subject to the Exchange Act.

Yours sincerely,

PROCESSED
DEC 15 2006
THOMSON
FINANCIAL

Vice President Investor Relations

Frédéric GAUVARD

ARKEMA
4-8, cours Michelet
92091 Paris La Défense
Tél. : +33 (01 49 00 80 80 Fax : +33 (01 49 00 83 96

Siège social : ARKEMA - 4-8, cours Michelet - 92800 Puteaux (France)
Société anonyme au capital de 520 868 634 euros
445 074 685 RCS Nanterre - TVA Fr 32 319 632 790

www.arkemagroup.com

ARKEMA

RECEIVED

2006 DEC 12 A 10:24

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Enclosed documents

- Press release : "Arkema announces a capacity increase at its Balan HC EVA production plant"

ARKEMA

Press release

Communiqué de presse

Paris, December 5th, 2006

Arkema announces a capacity increase at its Balan HC EVA production plant

Following a successful startup mid-2005, Arkema announces a 15% capacity increase for its High Content Ethylene – Vinyl Acetate (HC EVA) copolymer production plant at its Balan industrial facility. This capacity increase will come on stream at the end of 2006, and will allow Arkema to pursue its development strategy in growth markets, while consolidating its commercial rankings in particular in Europe.

Built in accordance with the best safety, quality and environmental standards, the Balan plant will allow us to produce classic HC EVAs as well as very high content specialty EVAs.

« This capacity increase will allow us to assist our customers' developments over the long term », explains Lando Ferretti, Group President of Arkema's Technical Polymers Business Unit.

Marketed under the tradename Evatane®, Arkema's HC EVAs are used in countless industrial applications, in particular for the manufacture of hotmelt glues, cables, multilayer packaging film, solar panels, petroleum additives, bitumen and ink.

A world-class chemical concern, Arkema combines three strategically related, integrated businesses: Vinyl Products, Industrial Chemicals and Performance Products. With operations in more than 40 countries and 18,400 employees, the company reported revenue of €5.7 billion in 2005. Leveraging six research centers in France, the United States and Japan and internationally recognized brands, Arkema holds leadership positions in each of its principal markets.

CONTACTS :

Frédéric Gauvard	Tel. : +33 1 49 00 82 53	Fax : +33 1 49 00 50 24	E-mail : frederic.gauvard@arkema.com
Sophie Fouillat	Tel. : +33 1 49 00 86 37	Fax : +33 1 49 00 50 24	E-mail : sophie.fouillat@arkema.com